March 26, 2014

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission	FOIA Confidential Treatment Request
Division of Corporation Finance	Under 17 C.F.R § 200.83
100 F Street, N.E.
Washington, DC 20549

Attention:	Jan Woo, Joyce Sweeney, Edwin Kim, Patrick Gilmore

Re:	Paycom Software, Inc.
Registration Statement on Form S-1 (File No. 333-194462)
Filed March 10, 2014
CIK No. 0001590955

Ladies and Gentlemen:

On behalf of our client, Paycom Software, Inc. (the “Company”), and in connection with the submission of a letter dated January 21, 2014 (the “First Response Letter”), we submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally submitted confidentially the above referenced registration statement on Form S-1 (the “Registration Statement”) in draft form with the Commission on December 9, 2014, confidentially submitted Amendment No. 1 to the Confidential Draft Registration Statement on January 21, 2014, confidentially submitted Amendment No. 2 to the Confidential Draft Registration Statement on February 14, 2014 and publicly filed the Registration Statement on March 10, 2014. The purpose of this letter is to confirm that the Company has not provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended, as requested in Comment 2 of the First Response Letter and to further address Comments 1, 16 and 19 of the First Response Letter and to notify the Staff of the estimated price range that the Company expects to be included on the cover of the Company’s preliminary prospectus, although a final determination regarding the estimated price range has not been made as of the date of this letter and it is possible that the actual price range included in the preliminary prospectus might differ.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. On behalf of the Company, we are filing a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed supplementally and for which the Company is requesting confidential treatment. Please contact the undersigned at (214) 651-5645 or by facsimile at (214) 200-0577 for any questions regarding these submissions.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS

BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

March 26, 2014

To assist the Staff in its review of the Company’s Registration Statement, the Company supplementally advises the Staff that on March 26, 2014, the lead underwriters for the Company’s initial public offering, Barclays Capital Inc. and J.P. Morgan Securities LLC (the “Underwriters”), provided an initial estimated price range of between $**** and $**** per share of the Company’s common stock for the Company’s initial public offering based on current market conditions. Prior to March 26, 2014, the Underwriters had not provided the Company with an estimated price range for the Company’s initial public offering.

The Company expects to include the estimated price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. Please note that while the estimated price range reflects current expectations, due to volatility in the financial markets generally and the volatilities in the market for recent initial public offerings, it is possible that this estimated price range could change.

The foregoing reflects the estimated public offering price of the shares to be sold in the initial public offering, which shares will be freely tradable and will not be subject to a lock-up agreement, in contrast with substantially all of the Company’s outstanding stock, and thus does not include any marketability discount. The foregoing also assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

Please direct any questions or comments concerning this response or the revised Registration Statement to the undersigned at (214) 651-5645.

Sincerely,

/s/ Gregory R. Samuel, Esq.
Gregory R. Samuel, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Tel: (214) 651-5645
Fax: (214) 200-0577

cc:	Chad Richison, Paycom Software, Inc.

Craig Boelte, Paycom Software, Inc.

Ryan R. Cox, Haynes and Boone, LLP

Michael E. Dill, Haynes and Boone, LLP

Barbara L. Becker, Gibson, Dunn & Crutcher LLP

Edwin O’Connor, Gibson, Dunn & Crutcher LLP

Christian O. Nagler, Kirkland & Ellis LLP

Lee Barnard, Kirkland & Ellis LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS

BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83